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SECUR SION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2010
DIVISION OF MARKET REGULATION

10029849

ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8-67694

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GETCO Execution Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

SEC
Mail Processing
Section

MAR 02 2010

Washington, DC
107

Report of Independent Accountants

To the Member of GETCO Execution Services, LLC:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation ("Form SIPC-7T") of the Securities Investor Protection Corporation ("SIPC") of GETCO Execution Services, LLC (the "Company"), for the period from April 1, 2009 through December 31, 2009, which were agreed to by the Company, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and the SIPC (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7T during the period ended December 31, 2009. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7T with the respective cash disbursement records, as follows:

Quarterly Payment	Amount $	Support obtained
1st Quarter 2009	150	Agreed to check number 5016 dated 01/22/2009
2nd Quarter 2009	8,434	Agreed to check number 5040 dated 07/27/2009
	8,584	Agreed to Form SIPC-7T, Page 1, item 2a
Six months ended December 31, 2009	30,797	Agreed to check number 5060 dated 02/24/2010
	39,381	Agreed to Form SIPC-7T, Page 1, item 2f

PRICEWATERHOUSECOOPERS

2. Compared the Total Revenue amount reported in the statement of income included in the audited financial statements for the year ended December 31, 2009, less order flow expenses, less the revenues reported on the Company's Focus Report for the period from January 1, 2009 to March 31, 2009, as applicable, with the Total Revenue amount of $12,506,818 reported on page 2, item 2a of Form SIPC-7T for the period from April 1, 2009 through December 31, 2009. We noted the following difference:

	Amount $
Total revenue per page 3 of the audited financial statements	21,815,735
Order flow expenses per page 3 of the audited financial statements	(4,703,540)
	17,112,195
Total revenue per page 5, line 9 of Q1 Part II FOCUS report	(4,605,377)
	12,506,818
Amount per Form SIPC-7T, Page 2, item 2a	12,506,825
Difference	**(7)**

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers, as follows:

   a. Compared line item 2b (2) of $4,322,260 to the Company's trial balance provided by Derek Carter, Statutory Accountant, as follows:

GL account		01/01/09 - 12/31/09 $ (A)	01/01/09 - 03/31/09 $ (B)	04/01/09 - 12/31/09 $ (A-B)
40910	Order flow	5,635,934	1,313,674	4,322,260

   We noted that this amount represents order flow expenses which were offset against order flow revenue for the purpose of the Focus filings.

   b. Compared deductions on line 3, Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions, of $ 1,068,099 to the Company's trial balance provided by Derek Carter, Statutory Accountant, as follows:

GL account		01/01/09 - 12/31/09 $ (A)	01/01/09 - 03/31/09 $ (B)	04/01/09 - 12/31/09 $ (A-B)
40200	Fees: Clearing	2,039,724	971,625	1,068,099

   We noted a difference of $2,018 between the amount reported on Form SIPC-7T of $1,066,081 and the amount of $1,068,099 noted above.

   c. Compared deductions on line 2c. (5), Net gain from securities in investment accounts, reported in Form SIPC-7T of $10,682 to the Company's trial balance provided by Derek Carter, Statutory Accountant, as follows:

GL account		01/01/09 - 12/31/09 $ (A)	01/01/09 - 03/31/09 $ (B)	04/01/09 - 12/31/09 $ (A-B)
48200	Income on Investment	22,360	11,678	10,682

PRICEWATERHOUSECOOPERS

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $15,732,323 and $39,381, respectively, of the Form SIPC-7T.

   b. In addition, we recalculated the impact of differences noted under procedure 3. on the assessment amount.

	Amount $
Total Revenue per Form SIPC-7T, Page 2, item 2a	12,506,825
Total Additions per per Form SIPC-7T, Page 2, item 2b	4,322,260
Total Deductions per Form SIPC-7T, Page 2, item 2c	(1,076,763)
	15,752,322
SIPC net operating Revenues per Form SIPC-7T, Page 2, item 2d	15,752,323
Difference	**(1)**
Net operating Revenues per procedures performed under 2. and 3.	15,750,304
General assessment @0.0025 per Form SIPC-7T, Page 2, item 2e	39,381
Recalculated General assessment @0.0025	39,376
Difference	**5**

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the member of the Company, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 1, 2010